Rule 424(b)(3)
                                                            File No. 333-34761

SUPPLEMENT TO PROSPECTUS, DATED OCTOBER 16, 1997
------------------------------------------------


                                  CD RADIO INC.

                                Offer to Exchange
                  10 1/2% Series C Convertible Preferred Stock
                   for 5% Delayed Convertible Preferred Stock

                    -----------------------------------------

      This Supplement (the "Supplement") amends and supplements certain information contained in the Prospectus dated October 16, 1997 (the "Prospectus"). The Prospectus is hereby amended by the terms of this Supplement and the matters addressed herein supersede any contrary statements contained in the Prospectus. Defined terms used herein and not otherwise defined shall have the meanings assigned to them in the Prospectus.

      This Supplement amends the conditions of the Exchange Offer as set forth on pages 1, 14 and 49 of the Prospectus by conditioning the Exchange Offer upon a minimum of 60% (instead of 95%) of the issued and outstanding shares of the 5% Preferred Stock being tendered for exchange and not withdrawn prior to the Expiration Date.

      This Supplement amends the restrictions on transfer provisions of the New Preferred Stock as set forth on pages 15, 21, 22 and 87 of the Prospectus by not allowing any Transfer of New Preferred Stock or Converted Stock (i) for a period commencing on the Expiration Date and ending on December 22, 1997, (ii) for a period of four weeks following notice by the Company that it is about to commence the first public offering of Common Stock subsequent to the Expiration Date and (iii) for a period of 180 days following the date of execution of an underwriting or similar agreement for the first public offering of Common Stock subsequent to the Expiration Date; provided that if a holder is prevented by applicable law from owning assets subject to such restrictions on Transfer, such restrictions shall be inapplicable to such holder and the Company will have a right of first refusal with respect to all shares of New Preferred Stock held by such holder that is exercisable for a period equal to the lesser of (a) the applicable period specified in clause (i), (ii) or (iii) above, and (b) 90 days.

      This Supplement substitutes the term "Units Offering" for the term "Notes Offering" and its related definition. The "Units Offering" is hereby defined as the Company's offering of units (collectively, the "Units"), each consisting of $1,000 principal amount at maturity of Senior Discount Notes due 2007 of the Company (the "Notes") and warrants (the "Warrants") to purchase Common Stock of the Company (the aggregate number of such shares of Common Stock to be determined upon the pricing of the Units Offering). The term "Offerings" is hereby amended to include the Units Offering and the Stock Offering.

      This Supplement extends the Exchange Offer until 12:00 Midnight, New York City time, on November 14, 1997, unless extended (the "Expiration Date") and the definition of "Expiration Date" on pages 1, 13 and 45 is hereby amended in accordance with the foregoing.

                    -----------------------------------------

                The date of this Supplement is October 31, 1997.

                    ----------------------------------------